Exhibit 4.8

FORM 51 – 102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Ares Strategic Mining Inc. (the “Company”)

1001 – 409 Granville Street

Vancouver, British Columbia V6C 1T2

ITEM 2	Date of Material Change

February 3, 2026

ITEM 3	News Release

The news release was disseminated on February 4, 2026 and subsequently filed on SEDAR+.

ITEM 4	Summary of Material Change

The Company announced that it has closed a fully subscribed LIFE offering of 16,666,666 units at a price of $0.60 per unit for aggregate gross proceeds of $9,999,999.60.

ITEM 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it has closed its previously announced offering of units (each, a “Unit”) by issuing 16,666,666 Units at a price of $0.60 per Unit, for aggregate gross proceeds of $9,999,999.60 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”).

Each Unit consists of one (1) common share in the capital of the Company (each, a “Common Share”) and one-half (1/2) of one non-transferable Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable into one (1) Common Share (each, a “Warrant Share”) at a price of $0.75 per Warrant Share for a period of two (2) years following the date of issuance.

In connection with the closing of the LIFE Offering, an aggregate of $699,999.97 was paid in cash and a total of 1,166,667 finder’s warrants (each, a “Finder’s Warrant”) were issued to Ventum Financial Corp. as finder’s fees. Each Finder’s Warrant entitles the holder thereof to acquire one (1) common share in the capital of the Company (each, a “Finder’s Warrant Share”) at a price of $0.75 per Finder’s Warrant Share for a period of two (2) years following the closing date of the LIFE Offering. The Finder’s Warrants are subject to a 4-month hold period from the date of issuance.

None of the securities issued in connection with the LIFE Offering will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

ITEM 7	Omitted Information

Not Applicable.

ITEM 8	Executive Officer

James Walker

President and Chief Executive Officer

Telephone: (604) 345-1576

Email: james@aresmining.com

ITEM 9	Date of Report

February 10, 2026